UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

FOR IMMEDIATE RELEASE

December 22, 2004

PEMEX PROJECT FUNDING MASTER TRUST

ANNOUNCES RESULTS OF ITS EXCHANGE OFFERS

México, D.F., December 22, 2004 -- Petróleos Mexicanos (“Pemex”) today announced the results of the offers (the “Exchange Offers”) by Pemex Project Funding Master Trust (the “Issuer”), a Delaware trust controlled by Pemex, to exchange any and all of the outstanding U.S. $250,000,000 9.00% Guaranteed Notes due 2007, U.S. $600,000,000 8.85% Global Guaranteed Notes due 2007, U.S. $598,240,000 9 3/8% Global Guaranteed Notes due 2008, U.S. $350,000,000 9 ¼% Global Guaranteed Bonds due 2018, U.S. $250,000,000 8.625% Bonds due 2023, U.S. $400,000,000 9.50% Global Guaranteed Bonds due 2027 and U.S. $500,000,000 9.50% Puttable or Mandatorily Exchangeable Securities (“POMESSM”) due 2027 (collectively, the “Old Securities”) of Pemex for an equal principal amount of the corresponding series of 9.00% Guaranteed Notes due 2007, 8.85% Guaranteed Notes due 2007, 9 3/8% Guaranteed Notes due 2008, 9 ¼% Guaranteed Bonds due 2018, 8.625% Guaranteed Bonds due 2023, 9.50% Guaranteed Bonds due 2027 or 9.50% Guaranteed POMESSM due 2027 to be issued by the Issuer (collectively, the “New Securities”). Eligible holders who tendered Old Securities on or prior to December 15, 2004 and did not withdraw such Old Securities will be paid an early participation payment of U.S. $2.50 in cash for each U.S. $1,000 in principal amount of Old Securities tendered. The Exchange Offers were launched on November 17, 2004, and expired at Midnight, New York City time, on December 21, 2004.

Approximately U.S. $2,308,311,000 aggregate principal amount of Old Securities were tendered and accepted in the Exchange Offers, representing 78.3% of the outstanding principal amount of the Old Securities, as follows:

Old Securities Series of Petróleos Mexicanos	Principal Amount of Old Securities Tendered	Principal Amount of Old Securities Outstanding After Exchange Offers	Corresponding New Securities Series of Pemex Project Funding Master Trust, guaranteed by Petróleos Mexicanos	Principal Amount of New Securities to be Issued	Percentage of Old Securities Tendered and Accepted
U.S. $250,000,000 9.00% Guaranteed Notes due 2007	U.S. $158,503,000	U.S. $91,497,000	Up to U.S. $250,000,000 9.00% Guaranteed Notes due 2007	U.S. $158,503,000	63.4%
U.S. $600,000,000 8.85% Global Guaranteed Notes due 2007	U.S. $399,619,000	U.S. $200,381,000	Up to U.S. $600,000,000 8.85% Guaranteed Notes due 2007	U.S. $399,619,000	66.6%
U.S. $ 598,240,000 9⅜% Global Guaranteed Notes due 2008	U.S. $439,011,000	U.S. $159,229,000	Up to U.S. $598,240,000 9⅜% Guaranteed Notes due 2008	U.S. $439,011,000	73.4%
U.S. $350,000,000 9¼% Global Guaranteed Bonds due 2018	U.S. $324,220,000	U.S. $25,780,000	Up to U.S. $350,000,000 9¼% Guaranteed Bonds due 2018	U.S. $324,220,000	92.6%
U.S. $250,000,000 8.625% Bonds due 2023	U.S. $228,735,000	U.S. $21,265,000	Up to U.S. $250,000,000 8.625% Guaranteed Bonds due 2023	U.S. $228,735,000	91.5%
U.S. $400,000,000 9.50% Global Guaranteed Bonds due 2027	U.S. $354,477,000	U.S. $45,523,000	Up to U.S. $400,000,000 9.50% Guaranteed Bonds due 2027	U.S. $354,477,000	88.6%
U.S. $500,000,000 9.50% Puttable or Mandatorily Exchangeable Securities (“POMESSM”) due 2027	U.S. $403,746,000	U.S. $96,254,000	Up to U.S. $500,000,000 9.50% Guaranteed POMESSM due 2027	U.S. $403,746,000	80.7%

The net proceeds that the Issuer receives from Pemex from transferring the Old Securities acquired by it in the exchange offers will be used to finance investments in certain long-term productive infrastructure projects.

The terms and conditions of the exchange offers are set forth in an offering memorandum dated November 17, 2004 and an accompanying letter of transmittal that was distributed to all holders of the Old Securities that completed and returned the certification referred to in the offering memorandum regarding their eligibility to participate in the exchange offers.

The New Securities, and the respective guaranties thereof, have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the New Securities are being offered and issued only (i) to “U.S. persons” as defined in Rule 902 under the Securities Act that are also “Qualified Institutional Buyers” as defined in Rule 144A under the Securities Act, in a private placement, or (ii) to persons who are not “U.S. persons” as defined in Rule 902 under the Securities Act and that are not “Disqualified Non-U.S. Holders” (a term defined in the offering memorandum) in offshore transactions. Accordingly, the New Securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

This announcement is not an offer to exchange or a solicitation of an offer to exchange any Old Securities for New Securities. The Exchange Offers were made solely by the offering memorandum and letter of transmittal.

IF YOU ARE IN THE NETHERLANDS: The Exchange Offers were only extended to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade.

If you are located or resident in Italy, please disregard this announcement.

*************

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: December 22, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.